UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spartacus Acquisition Corporation

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

84577L109

(CUSIP Number)

December 31, 2020

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

CCUR Holdings, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,000,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,000,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

20.00%*

12.	TYPE OF REPORTING PERSON

CO

* See Item 4 of this filing.

ITEM 1	(a)	Name of Issuer:

Spartacus Acquisition Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6470 E Johns Crossing, Suite 490 Duluth, GA 30097

ITEM 2	(a)	Name of Person Filing:

CCUR Holdings, Inc. (the “Reporting Person”)

	(b)	Address of Principal Business Office, or, if None, Residence:

6470 E Johns Crossing, Suite 490
Duluth, GA 30097

	(c)	Citizenship or Place of Organization:

Delaware

	(d)	Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

	(e)	CUSIP Number:

84577L109
ITEM 3:		If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 5,000,000 shares*
	(b)	Percent of class: 20.00%**
	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0 shares
		(ii)	Shared power to vote or to direct the vote: 5,000,000 shares*

		(iii)	Sole power to dispose or to direct the disposition of:
0 shares
		(iv)	Shared power to dispose or to direct the disposition of: 5,000,000*

* Represents 5,000,000 shares of Class B common stock, par value $0.0001 per share of the Issuer, held by Spartacus Sponsor LLC (the “Sponsor”) which are automatically convertible into shares of the Issuer’s Class A common stock, par value $0.0001 per share, at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments and have no expiration date as more fully described in Issuer’s registration statement on Form S-1 (File No. 333-249100) which was declared effective by the Securities and Exchange Commission on October 15, 2020 (the “Registration Statement”) under the heading “Description of Securities—Founder Shares.” MILFAM CI LLC SPARTACUS and the Reporting Person, are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held by the Sponsor. As such, each of MILFAM CI LLC SPARTACUS and the Reporting Person may be deemed to share beneficial ownership of the shares of Class B common stock held directly by the Sponsor. The total excludes 8,104,244 shares of Class A common stock which may be purchased by the Sponsor by exercising warrants that are not currently exercisable due to, including, but not limited to, exercise limitations contained therein.

** The percentage is based upon 20,000,000 shares of Class A common stock issued and outstanding as of November 20, 2020 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2020 and assumes conversion of the Class B common stock into shares of Class A common stock by the reporting person. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCUR HOLDINGS, INC.

Dated: February 12, 2021	By: /s/ IGOR VOLSHTEYN
Name: Igor Volshteyn
Title: President and Chief Operating Officer